UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CORONUS SOLAR INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

219857109
(CUSIP Number)

Sam Wu
Managing Member
Redwood Solar Development LLC
8275 S. Eastern Ave., Suite 200-548
Las Vegas, Nevada 89123
Telephone: 408-306-6004

Patrick Boylston
General Counsel
Clean Focus Corporation
150 Mathilda Place, Suite 206
Sunnyvale, California 94086
Telephone: (408) 329-9280

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

CUSIP No.	219857109

1.	Names of Reporting Persons.
REDWOOD SOLAR DEVELOPMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
13,883,470

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,883,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
80.6%

14.	Type of Reporting Person (See Instructions)
OO

____________________

(1) An aggregate of 13,883,470 shares of common stock of Coronus Solar Inc. are subject to Lock-Up Agreements entered into by Clean Focus Corporation (for the benefit of Redwood Solar Development LLC) and each of the other parties thereto listed in Item 3 of this Schedule on August 9, 2013 or August 15, 2013 (the “Lock-Up Agreements”) (discussed in Items 3 and 4 below). Redwood Solar Development LLC expressly disclaims beneficial ownership of any common shares of Coronus Solar Inc. covered by the LockUp Agreements. Based on the number of common shares of Coronus Solar Inc. outstanding as of July 1, 2013, the number of common shares of Coronus Solar Inc. covered by the Lock-Up Agreements represents approximately 80.6% of the outstanding common shares of Coronus Solar Inc.

CUSIP No.	219857109

1.	Names of Reporting Persons.
CLEAN FOCUS CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
13,883,470

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,883,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
80.6%

14.	Type of Reporting Person (See Instructions)
CO

____________________

(1) An aggregate of 13,883,470 shares of common stock of Coronus Solar Inc. are subject to Lock-Up Agreements entered into by Clean Focus Corporation (for the benefit of Redwood Solar Development LLC) and each of the other parties thereto listed in Item 3 of this Schedule on August 9, 2013 or August 15, 2013 (the “Lock-Up Agreements”) (discussed in Items 3 and 4 below). Clean Focus Corporation expressly disclaims beneficial ownership of any common shares of Coronus Solar Inc. covered by the Lock-Up Agreements. Based on the number of common shares of Coronus Solar Inc. outstanding as of July 1, 2013, the number of common shares of Coronus Solar Inc. covered by the Lock-Up Agreements represents approximately 80.6% of the outstanding common shares of Coronus Solar Inc.

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common shares, no par value per share (the “Shares”), of Coronus Solar Inc., a Canadian corporation (“Coronus”). The principal executive offices of Coronus are located at 1100-1200 West 73rd Avenue, Vancouver, British Columbia, Canada V6P 6G5.

Item 2. Identity and Background

     This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Clean Focus Corporation, a Delaware corporation (“Clean Focus”) and Redwood Solar Development LLC, a Delaware limited liability company (“Redwood”).

Clean Focus Corporation

     The address of the principal business and the principal office of Clean Focus is 150 Mathilda Place, Suite 206, Sunnyvale, California 94086. Clean Focus develops, finances, and operates solar power installations in the commercial, government, and utility sectors.

     The name, business address, present principal occupation or employment, principal business address, and citizenship of each director and executive officer (including a director or officer who may be a controlling person) of Clean Focus is set forth on Schedule A, which is attached hereto and incorporated herein by reference.

     During the last five years, neither Clean Focus nor, to the knowledge of Clean Focus, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Redwood Solar Development LLC

     The address and principal place of business of Redwood is 8275 S. Eastern Ave., Suite 200-548, Las Vegas, NV 89123. Redwood’s business is solar project development, installation, and operations.

     The name, business address, present principal occupation or employment, principal business address, and citizenship of each director and executive officer (including a director or officer who may be a controlling person) of Redwood is set forth on Schedule A, which is attached hereto and incorporated herein by reference.

     During the last five years, neither Redwood nor, to the knowledge of Redwood, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On August 9, 2013, Redwood, Coronus and Coronus Energy Corp. entered into a Share Purchase and Development Services Agreement (the “Stock Purchase Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Redwood will acquire all of the issued and outstanding shares of the wholly-owned subsidiary of Coronus, Coronus Energy Corp., a Delaware corporation (“Coronus US”), which subsidiary represents substantially all of the assets of Coronus (the “Acquisition”).

     Following the Acquisition of Coronus US, Redwood intends to undertake the development of twelve separate solar photovoltaic energy generation installations held by Coronus US that Coronus had previously commenced (the “Projects”). Upon successful completion of the development and installation of each Project, Redwood intends to sell each Project to one or more affiliates of Clean Focus. As part of its Project development efforts, Redwood intends to engage Coronus to provide certain development services which will allow Redwood the benefit of Coronus’ prior experience with the Projects and the Project sites. The consideration for the Acquisition and performance of services by Coronus is the issuance by Redwood to Coronus of a non-interest bearing, secured debenture in the amount of $8,775,000 (subject to adjustment as described in the Stock Purchase Agreement) (the “Purchase Price”). In addition, Clean Focus has also agreed to enter into a guarantee of payment of the Purchase Price.

     Payment of the Purchase Price will occur in stages, upon the occurrence of certain events. The amount of $1,000 was paid to Coronus upon execution of the Stock Purchase Agreement. The amount of $9,000 shall be paid to Coronus on the closing date of the Acquisition. A further payment of 5% of the Purchase Price per Project (estimated to be $36,562.50 per Project) will be paid to Coronus after four Projects have met the following two conditions: (i) receipt of a conditional use permit issued by the applicable governmental authority to construct the Project with a period of at least six months between the date of issuance of the conditional use permit and the Project’s initial operation deadline; and (ii) receipt of a written confirmation from Southern California Edison that the CREST power purchase agreement request for extension has been granted. The remaining balance of the Purchase Price, being 95% of the Purchase Price minus the $10,000 paid on the closing date will be pro-rated among the twelve anticipated Projects and each pro-rata portion paid to Coronus upon Permanent Financial Close (as defined in the Stock Purchase Agreement) in connection with each Project.

     In connection with the execution of the Stock Purchase Agreement, Clean Focus (on behalf of Redwood) entered into Lock-Up Agreements (the “Lock-Up Agreements”) with each of the shareholders listed below (each, a “Securityholder”):

  Mark Burgert
  Jeff Thachuk
  Mike and Carrie Thachuk
  Greg Zakaib
  Andrew Yu
  Trevor Singleton
  Del Thachuk
  Maryanne Thachuk
  Maciej Foksowicz
  Garry Emerson
  Carol Lake
  Mark Konojacki

     Pursuant to the Lock-Up Agreements, the Securityholders have agreed to vote Shares representing 80.6% of Coronus’ outstanding Shares in favor of the Acquisition, against any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of Coronus under the Stock Purchase Agreement if the breach requires shareholder approval and against any alternative proposal that would impede the Acquisition. The Lock-Up Agreements restrict transfers of Shares by the Securityholders.

     In addition, pursuant to the Lock-Up Agreements, each Securityholder granted to Clean Focus (on behalf of Redwood) an irrevocable proxy to, at any meeting of the shareholders of Coronus called to vote upon the Acquisition and the Stock Purchase Agreement, and at any adjournment or postponement thereof, vote (or cause to be voted) all of its beneficially held Shares in favor of the adoption by Coronus’ shareholders of the Acquisition and the Stock Purchase Agreement and each of the transactions contemplated thereby.

     The proposed transaction represents an enterprise value of approximately $8,775,000. Redwood expects to fund the Acquisition from working capital.

     Clean Focus and Redwood may be deemed to have acquired shared voting power with respect to the Shares owned by the Securityholders through the Lock-Up Agreements. Neither Clean Focus nor Redwood has expended any funds in connection with the execution of the Lock-Up Agreements.

     Schedule B attached hereto contains the name of each Securityholder and the number of Shares beneficially held by such Securityholder.

     The foregoing descriptions of the Stock Purchase Agreement and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Stock Purchase Agreement is attached as Exhibit 1 to this Schedule 13D. Copies of the Lock-Up Agreements are attached as Exhibit 2 to this Schedule 13D.

Item 4. Purpose of Transaction

     As described in Item 3 above, this statement is being filed in connection with the Lock-Up Agreements between Clean Focus (on behalf of Redwood) and each of the Securityholders party thereto in connection with the Acquisition by Redwood of Coronus US and the related Stock Purchase Agreement. Coronus US represents substantially all of the assets of Coronus.

     At the effective time of the Acquisition, Coronus US will become a wholly-owned subsidiary of Redwood. Each outstanding share of Coronus US common stock will be transferred to Redwood, as described in the Stock Purchase Agreement.

     From and after the effective time of the Acquisition and pursuant to the Stock Purchase Agreement, it is anticipated that (i) the directors of Redwood will be the directors of Coronus US until their successors are duly elected and qualified in accordance with applicable law, (ii) the officers of Redwood immediately prior to the effective time of the Acquisition will be the officers of Coronus US until their successors are duly elected and qualified in accordance with applicable law, (iii) the certificate of incorporation of Coronus US in effect immediately prior to the effective time of the Acquisition will be the certificate of incorporation of Coronus US until amended in accordance with applicable laws and (iv) the bylaws of Coronus US in effect immediately prior to the effective time of the Acquisition will be the bylaws of Coronus US until amended in accordance with applicable laws.

     Neither Clean Focus nor Redwood has any knowledge of whether Coronus intends to continue its business following the closing of the Acquisition.

     Except as set forth in this statement and in connection with the Acquisition described above, Redwood has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Lock-Up Agreements, neither Clean Focus nor Redwood has acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns any Shares.

     As a result of the Lock-Up Agreements, Clean Focus and Redwood may be deemed to have the power to vote up to 13,883,470 Shares in favor of approval of the Stock Purchase Agreement and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Clean Focus and Redwood may be deemed to be the beneficial owner of an aggregate of 13,883,470 Shares. The calculation of the number and percentage of Shares that may be deemed to be beneficially owned by Clean Focus and Redwood is based on 17,219,486 Shares outstanding as of July 1, 2013.

     Neither Clean Focus nor Redwood (i) is entitled to any rights as a shareholder of Coronus as to the Shares covered by the LockUp Agreements, except as otherwise expressly provided in the Lock-Up Agreements and (ii) disclaim all beneficial ownership of such Shares.

     (c) Except for the agreements described above, to the knowledge of each of Clean Focus and Redwood, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

     (d) To the knowledge of each of Clean Focus and Redwood, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Coronus reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the Stock Purchase Agreement and the Lock-Up Agreements described above, to the best knowledge of each of Clean Focus and Redwood, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, regarding the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 and any other person with respect to any securities of Coronus, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

     Exhibit 1: Share Purchase and Development Services Agreement, dated as of August 9, 2013, by and among Redwood Solar Development LLC, Coronus Solar Inc. and Coronus Energy Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Coronus Solar Inc. with the Securities and Exchange Commission on August 15, 2013)

     Exhibit 2: Form of Lock-Up Agreement, entered into by and between Clean Focus Corporation (on behalf of Redwood Solar Development LLC) and each of the Securityholders listed in Item 3 hereof (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Coronus Solar Inc. with the Securities and Exchange Commission on August 15, 2013).

     Exhibit 3: Form of Proxy (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Coronus Solar Inc. with the Securities and Exchange Commission on August 15, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2013
Date

/s/ Patrick Boylston
Signature

Patrick Boylston
General Counsel
(Name/Title)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2013
Date

/s/ Sam Wu
Signature

Sam Wu
Managing Member
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CLEAN FOCUS CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Clean Focus Corporation are set forth below. If no business address is given, the director’s or officer’s business address is 150 Mathilda Place, Suite 206, Sunnyvale, California 94086. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Clean Focus Corporation. All of the persons listed below are citizens of the United States of America.

Present Principal Occupation Including Name and
Name and Business Address	Address(1) of Employer
Directors
John Chang	Chairman and Director
Stanley Chin	President and Chief Executive Officer; Director
Kevin Yin	Director; Partner at GSR Ventures, 101 University Ave., 4F, Palo Alto, CA 94301
Kevin Fong	Director; Partner at GSR Ventures, 101 University Ave., 4F, Palo Alto, CA 94301

Present Principal Occupation Including Name and
Name and Business Address	Address(1) of Employer
Executive Officers
(Who Are Not Directors)

Matt Coleman	Executive Vice President, Project Finance
Patrick Boylston	General Counsel

____________________

(1) Same address as director’s or officer’s business address except where indicated.

MEMBERS AND MANAGERS OF REDWOOD SOLAR DEVELOPMENT LLC

The name, business address, title, present principal occupation or employment of each of the members and managers of Redwood Solar Development LLC are set forth below. If no business address is given, the member’s or manager’s business address is 8275 S. Eastern Ave., Suite 200-548, Las Vegas, NV 89123. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Redwood Solar Development LLC. All of the persons listed below are citizens of the United States of America.

Present Principal Occupation Including Name and
Name and Business Address	Address(1) of Employer
Members
Sam Wu	Sole Managing Member

____________________

(1) Same address as member’s or manager’s business address except where indicated.

SCHEDULE B

     The following table sets forth the names of each beneficial owner of shares of Coronus Solar Inc. entering into a lock-up agreement with Clean Focus Corporation (on behalf of Redwood Solar Development LLC), dated as of August 9 or 15, 2013.

Beneficial Owner	Shares Beneficially Owned (1)	Percentage of Outstanding Shares (1)
Mark Burgert(2)	4,525,000	26.28%
Jeff Thachuk(2)	4,525,000	26.28%
Mike and Carrie Thachuk(2)	800,000	4.65%
Greg Zakaib(2)	950,000	5.52%
Andrew Yu(2)	400,000	2.32%
Trevor Singleton(2)	950,000	5.52%
Del Thachuk(2)	200,002	1.16%
Maryanne Thachuk(2)	146,668	0.85%
Maciej Foksowicz(2)	512,224	2.97%
Garry Emerson(2)	450,000	2.61%
Carol Lake(2)	307,576	1.79%
Mark Konojack(3)	117,000	0.68%
____________________

(1)	As of July 1, 2013.
(2)	Lock-up agreement dated August 9, 2013
(3)	Lock-up agreement dated August 15, 2013